Exhibit 5.8

CONSENT OF VECTOR ENGINEERING, INC.

Reference is made to the Annual Report on Form 40-F for the year ended December 31, 2006 (the “Annual Report”) of New Gold Inc. (the “Company”), filed with the U.S. Securities and Exchange Commission.

We hereby consent to the references to our name under the heading “Interests of Experts” in the Company’s Annual Information Form and to all other references to our name included or incorporated by reference in the Annual Report.

VECTOR ENGINEERING, INC.

By:	/s/ Monte Christie
Name:	Monte Christie, P.E.
Title:	Geotechnical Engineering Department Manager

March 27, 2007